UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated November 5, 2020, announcing the Company's financial results for the third quarter ended September 30, 2020.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 9, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

EURONAV ANNOUNCES THIRD QUARTER 2020 RESULTS

HIGHLIGHTS

•	Q3 freight rates: VLCC rates USD 42,000 per day, USD 23,500 for Suezmax
•	80% of Q3 net income to be returned to shareholders:
o	Dividend: USD 18.5 million or USD 9 cent per share in cash dividends
o	Share buyback: USD 18.5 million
•	Challenging winter market conditions due to OPEC+ production cuts, slower demand recovery due to COVID-19 and increasing vessel capacity (caused by a return from storage plays)
•	Q4 update: 50% of VLCC fleet spot fixed at USD 22,500 per day; 45% of Suezmax fleet fixed at USD 11,500 per day
•	FSO contract extended by 10 years to 2032

ANTWERP, Belgium, 5 November 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the third quarter ended 30 September 2020.

Hugo De Stoop, CEO of Euronav said: “A growing divide between rising short-term fleet supply and limited cargo availability, restricted by OPEC+ production cuts and a slower demand recovery for crude, has impacted the sector negatively and is likely to continue throughout the seasonal winter period. With our sector low leverage, supported by over USD 1 billion liquidity, Euronav is well positioned to navigate these challenges and potentially seize value creative opportunities should they arise.”

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First Semester 2020	Third Quarter 2020	Year-to-Date 2020	Year-to-Date 2019

Revenue	851,359	240,951	1,092,310	577,223
Other operating income	5,996	1,856	7,852	4,579

Voyage expenses and commissions	(62,971)	(35,521)	(98,492)	(109,801)
Vessel operating expenses	(105,062)	(52,868)	(157,930)	(158,324)
Charter hire expenses	(5,911)	(1,339)	(7,250)	—
General and administrative expenses	(31,883)	(15,201)	(47,084)	(51,348)
Net gain (loss) on disposal of tangible assets	22,728	—	22,728	14,787
Depreciation	(161,788)	(80,115)	(241,903)	(253,144)

Net finance expenses	(37,204)	(15,718)	(52,922)	(78,324)
Share of profit (loss) of equity accounted investees	11,298	4,360	15,658	11,820
Result before taxation	486,562	46,405	532,967	(42,532)

Tax benefit (expense)	(1,318)	(207)	(1,525)	599
Profit (loss) for the period	485,244	46,198	531,442	(41,933)

Attributable to: Owners of the Company	485,244	46,198	531,442	(41,933)

The contribution to the result is as follows:

(in thousands of USD)	First Semester 2020	Third Quarter 2020	Year-to-Date 2020	Year-to-Date 2019

Tankers	476,655	41,711	518,366	(53,754)
FSO	8,589	4,487	13,076	11,821
Result after taxation	485,244	46,198	531,442	(41,933)

Information per share:

(in USD per share)	First Semester 2020	Third Quarter 2020	Year-to-Date 2020	Year-to-Date 2019

Weighted average number of shares (basic) *	215,074,926	207,338,231	212,477,203	216,349,544
Result after taxation	2.26	0.22	2.50	(0.19)

∗	The number of shares issued on 30 September 2020 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 30 September 2020 is 203,954,840.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Semester 2020	Third Quarter 2020	Year-to-Date 2020	Year-to-Date 2019

Profit (loss) for the period	485,244	46,198	531,442	(41,933)
+ Net interest expenses	34,467	18,136	52,603	69,086
+ Depreciation of tangible and intangible assets	161,788	80,115	241,903	253,144
+ Income tax expense (benefit)	1,318	207	1,525	(599)
EBITDA (unaudited)	682,817	144,656	827,473	279,698

+ Net interest expenses JV	2,591	1,151	3,742	3,403
+ Depreciation of tangible and intangible assets JV	11,070	5,494	16,564	13,516
+ Income tax expense (benefit) JV	866	457	1,323	1,219
Proportionate EBITDA	697,344	151,758	849,102	297,836

Proportionate EBITDA per share:

(in USD per share)	First Semester 2020	Third Quarter 2020	Year-to-Date 2020	Year-to-Date 2019

Weighted average number of shares (basic)	215,074,926	207,338,231	212,477,203	216,349,544
Proportionate EBITDA	3.24	0.73	4.00	1.38

* All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the third quarter of 2020, the Company had a net gain of USD 46.2 million or USD 0.22 per share (third quarter of 2019: a net loss of USD 22.9 million or USD 0.11 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 151.8 million (third quarter of 2019: USD 96.8 million).

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2020	Third quarter 2019
VLCC
Average spot rate (in TI pool)*	42,000	25,250
Average time charter rate**	48,750	33,000
SUEZMAX
Average spot rate***	23,500	17,250
Average time charter rate	29,500	30,000
*Euronav owned ships in TI Pool (excluding technical off-hire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical off-hire days)

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

EURONAV TANKER FLEET

On 30 September 2020, the Suezmax Bastia (2005 – 159,155 dwt), owned in joint-venture, was delivered to her new owners. The vessel was sold for USD 20.5 million. A capital gain of approximately USD 0.7 million was recorded in the same quarter in the joint venture company. The vessel was acquired in November 2019 in a 50/50 joint venture with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Whilst the holding period was relatively short, the strong tanker market over the past 11 months helped drive an exceptional return, in excess of 50% on this investment.

During Q1 2020, Euronav announced it had entered into an agreement for the acquisition, through resale, of four VLCC newbuilding contracts from the DSME shipyard in South Korea. These modern Eco-type VLCC vessels are identical sister ships that will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. All four vessels are now scheduled for delivery during Q1 2021.

The payment profile for these vessels requires the largest portion of instalments to be made during Q1 2021. Euronav will meet the financing of these deliveries via existing borrowing facilities and debt capacity. On 11 September, the Company concluded a new loan facility for 713 million USD which will be partially used for the payment of these vessels.

After the quarter end, the Company time chartered-in two modern Eco-type Suezmax vessels for two years. This additional capacity allows Euronav to enhance existing strategic relationships. The economies of scale that Euronav can extract from this transaction provide conviction that this will be value accretive.

In order to counter the challenging freight rate market in the short term, Euronav has brought forward nine required dry dockings. This flexibility allows 15% of Euronav’s fleet to execute its regulatory dry dock requirement during a depressed market whilst also providing the potential benefit of an improved freight rate market in the future.

FUEL PROCUREMENT STATUS (UPDATE)

During 2019, Euronav purchased 420,000 metric tonnes of compliant fuel and stored it on one of its vessels, the Oceania (2003 - 441,561 dwt) ahead of the new IMO 2020 fuel regulation applicable from 1 January 2020. In view of the significant drop in oil and fuel oil prices owing primarily to COVID-19, the Company has actively managed its fuel position by procuring its fuel requirement from both the open market and its stored compliant fuel.

The quantity onboard the Oceania on 30 September was approximately 200,000 metric tonnes of compliant fuel and the marked-to-market value was USD minus 14 million, another quarterly sequential improvement in our position from the last two quarters (Q2: - USD 32 million and Q1: - USD 56 million). The Company continues to conclude that no write down is required at this time. Euronav will continue to assess its position each quarter, in full compliance with the relevant accounting policy.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

CAPITAL ALLOCATION STRATEGY IN ACTION

Euronav remains committed to its target return to shareholders of 80% of quarterly net income. It is important to stress that this return to shareholders is from net income generated quarterly. The 20% of net income that is retained is used to temporarily or permanently reduce its borrowings by mostly repaying revolving credit facilities.

In case the Company does not make a profit over a quarter, a quarterly fixed dividend of USD 3 cent will be paid to shareholders.

More information is to be found on our website: https://www.euronav.com/en/investors/company-news-reports/press-releases/2020/return-to-shareholders-guidance/

SHARE BUYBACK RELATED TO Q2 EARNINGS

The Company bought back 11,123,657 shares at an average price of USD 8.99 per share by deploying a total of USD 100 million during the latter part of Q2 and through Q3 2020. This was in addition to USD 96 million that was distributed as a cash dividend or USD 47 cents per share from net income derived in Q2.

SHARE BUYBACK RELATED TO Q3 EARNINGS

The Company intends to spend USD 18.5 million on share buybacks before the end of the current quarter.

CASH DIVIDEND RELATED TO Q3 EARNINGS - TIMETABLE

Euronav also remains committed to distribute quarterly dividends and will distribute USD 18.5 million or USD 0.09 per share related to the third quarter earnings.

Q3-2020 dividend (coupon 23):

Ex dividend	19 November 2020
Record date	20 November 2020
Payment date	30 November 2020

The dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this dividend payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from Thursday 19 November 2020 9 a.m. CET until Monday 23 November 2020 9 a.m. CET.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

FINANCING AND LIQUIDITY

LIQUIDITY

Euronav has always looked to maintain a strong financial base and excellent relationships with its capital providers: commercial banks, equity and debt investors. At the end of September 2020, the Company had liquidity of USD 1.2 billion comprising USD 162 million cash and more than USD 1 billion undrawn committed credit facilities.

RE-FINANCING: TURNING POSEIDON PRINCIPLES INTO ACTION

During the third quarter, Euronav successfully converted two existing facilities, a USD 244 million term loan and USD 469 million revolving credit facility, into a single USD 713 million sustainable linked loan with specific targets to emission reduction.

The loan facility was signed on 11 September 2020 with the first drawdown on 15 October 2020. The first drawdown refinanced debt in relation to nine VLCCs and three Suezmaxes. The facility will also assist in financing part of the acquisition costs of four VLCCs under construction at DSME and provide general corporate and working capital. This facility replaces an existing term loan and revolving credit facility.

This is the first major financing of our fleet we have with specific emission requirements. The loan includes terms with clear targets to reduce our GHG emissions over its entire duration. These targets start immediately with compliance over the first 12 months being rewarded with a reduced interest coupon of five basis points. This will be independently measured and verified.

Euronav is pleased to be one of the companies leading the shipping sector in such financing with stated objectives even stricter than those we previously committed to as drafter and supporter of the Poseidon Principles.

COVID-19 UPDATE: KEYWORKER STATUS FOR ALL SEAFARERS

The COVID-19 pandemic is impactful in many ways. Since the crisis arose, Euronav has focused on the safety and well-being of its people, as well as ensuring business continuity for its customers and all its other stakeholders. The Company’s main concern and challenge remains the rotation of Euronav seafarers with expired contracts stranded at sea due to restrictions on the mobility and movement of seafarers. Euronav is working closely with many organizations and countries to take measures to facilitate the movement of seafarers to and from their ships.

Notwithstanding this challenge, we are extremely thankful to our crew members who despite those challenging circumstances have continued to ensure the safe operation of our fleet and the delivery of essential supply chains for our customers.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

Crew changes are critical for all shipping sectors and movement of goods. We reiterate our call to Governments globally to acknowledge the essential role seafarers play in maintaining crucial supply chains and global commerce during this pandemic and recognize them with “key workers” status. Following the actions from ship owners and maritime associations we have observed that recently a number of governments have acknowledged this status. We sincerely hope that this trend will continue throughout the course of the pandemic.

The crew change crisis is first and foremost a humanitarian calamity. It also has economic consequences, as ship owners develop solutions to ensure the well-being of their crews. We are also observing an increase in crew related operational expenditure related to quarantine accommodation, increased travel costs and an increase off-hire days related to crew change deviations. For example, Euronav has deviated its ships for an equivalent of more than 100 sailing days during Q3 to facilitate necessary crew changes.

Going forward and in general terms, the market may become more challenging if demand for crude oil, and the demand for transportation, continues to be negatively impacted by the COVID-19 pandemic. The situation continues to create uncertainty, since over recent weeks we are seeing an increasing number of regions tightening their restrictions to counter the pandemic.

In view of these different dynamics which the company does not control, the longer term global macro-economic impact on the Company’s results related to the COVID-19 outbreak remains difficult to accurately quantify. Any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak.

SUSTAINABILITY

SUSTAINABILITY COMMITTEE, INCREASED ESG PROFILE

At Euronav our company logo was established in 2005 with the tagline – ‘The ocean is our environment’ – indeed ESG is embedded within the Company DNA. It is impossible in the view of the Supervisory Board and Management to deliver the “E” without a strong “S” and “G”. Our credentials are presented on the sustainability page on our website and in our annual report and we look forward to further progress in delivering on our sustainability in the future.

In 2019, Euronav established an ESG and Climate Committee comprised of both Supervisory and Management Board members charged with assessing the impact of climate change upon the operational and strategic outlook for Euronav. In September 2020, its name was changed to Sustainability Committee.

The composition of this committee and its terms of reference can be found on the Sustainability page (https://www.euronav.com/sustainability/sustainability-committee/). This important section on our website is regularly updated with our latest work and developments on sustainability matters.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

INVESTOR RELATIONS AND COMMUNICATIONS AWARD

Euronav is delighted to receive the award for ‘Best Market & Competitive Information 2020’ from the Belgian Association of Financial Analysts (ABAF-BVFA).

The organization has been rewarding companies that stand out in terms of communication for over 60 years with this specific award running since 2017.

Besides winning this award, Euronav was selected top 3 in two other categories: 'Best Non-Financial Information' and 'Best Mid & Small Cap'.

EURONAV SUPPORTS THE SEA CARGO CHARTER INITIATIVE

Euronav is pleased to have been a key member of the drafting group of the Sea Cargo Charter as part our wider efforts to actively and immediately reduce our GHG emissions.

The Sea Cargo Charter initiative is a partnership between some of the world’s largest energy and commodity trading companies and the shipping sector. This global framework allows for the integration of climate considerations into chartering decisions to favor climate-aligned maritime transport.

The Sea Cargo Charter establishes a common baseline to quantitatively assess and disclose whether shipping activities are aligned with adopted climate goals and is consistent with the policies and ambitions adopted by the IMO – the global regulator of shipping. This includes its ambition for GHG from international shipping to peak as soon as possible and to reduce shipping’s total annual GHG emissions by at least 50% of 2008 levels by 2050, with a strong emphasis on zero emissions.

SUCCESSFUL 10 YEAR EXTENSION OF FSO CONTRACT – NOW TO RUN TO 2032

On 4 November 2020, Euronav announced that the joint venture with International Seaways has signed an extension for ten years for the FSO Asia and the FSO Africa in direct continuation of their current contractual service, until 21 July 2032 and 21 September 2032 respectively.

The extensions were agreed with North Oil Company (“NOC”), the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited.

The additional ten years are expected to generate revenues for the joint venture in excess of USD 645 million. Based on Euronav’s ownership in the joint venture, the 10-year contract extensions are expected to generate in excess of USD 322 million in contract revenues for the Company.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

These contracts cover the two custom-made high specification 3 million barrels capacity floating storage offshore units FSO Africa and FSO Asia which have been significantly converted and have been serving the Al-Shaheen field without interruption since 2010.

TANKER MARKET

Since the middle of Q3, freight rates remained under rising pressure owing to three factors:
•
Uncertainty over crude oil demand recovery as COVID-19 restrictions remained in place (and in many locations have recently increased) thus curtailing economic activity and in particular affecting transportation (transportation counts for 55% of end crude use);

•	Limited supply and visibility of cargoes given high compliance within OPEC+ on production cuts; and
•	Increasing supply of available VLCC and Suezmax vessels returning from a mix of port congestion and storage contracts from the earlier spring/summer months.

These factors are unlikely to alleviate significantly in the short term.

Asset prices have softened in the mid-age range (5-10 years) with newer and older vintage classes being more resilient over the past six months. It is encouraging that contracting of new tonnage remains suppressed by a range of environmental, regulatory and economic factors. Orderbook-to-fleet ratios are at 23 year lows for the VLCC sector, which bodes well for the medium term.

A specific bright spot in the short term is the recovery in VLCC scrap prices since May, rising 18%, as steel prices have gained momentum. This indicates a potentially more buoyant backdrop for the recycling market into 2021.

OUTLOOK

With the majority of the global population living in the northern hemisphere, demand for crude oil should gain some seasonal traction during the key upcoming winter period. As 2021 progresses, pressure should ease as OPEC+ production cuts are scheduled to taper to more normalized levels of crude consumption (EIA forecast average crude demand of 98m bpd during Q1 2021).

However, the short-term pressures highlighted above provide a testing environment for all large crude tanker market participants.

Nevertheless, should challenging freight rates persist during and beyond this winter period, then older tonnage logically should come under increasing pressure to recycle. At the end of November, 25.4% (210 VLCCs) of the global fleet is already aged 15 years or older. These older tanker consume 30-50% more than their newer counterparts delivering both poorer economics and environmental credentials.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

Such an uncertain and challenging background underlines the importance of managing a strong balance sheet with ample liquidity. Euronav possesses sector low financial leverage supported by liquidity of over USD 1 billion allowing us to potentially manage a sustained period of low freight rates. Combined with a strong, accretive track record in transiting such difficult sections of the cycle Euronav is confident of its immediate future and for the medium-term outlook for the large tanker sector.

There has been considerable focus recently on the longer-term outlook for the energy transition and the timing of peak oil demand. Crude oil in our view will remain a core part of the energy mix going forward and crude tanker shipping will play a critical role in this wider energy transition. Euronav strongly believes this transition will generate significant opportunities for our leading tanker platform.

So far during the fourth quarter of 2020, the Euronav VLCC fleet operated in the Tankers International Pool earned about USD 22,500 per day whilst 50 % of the available days for the fourth quarter have already been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 11,500 per day on average with 45% of the available days for the fourth quarter already fixed.

CONFERENCE CALL

Euronav will host a conference call on 5 November 2020 to discuss the results of the third quarter of 2020. The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	5 November 2020
Event Time:	8 a.m. EDT / 2 p.m. CET
Event Title:	“Q3 2020 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav201105UZNeePsZ.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10148774/dab29ca1d6. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 12 November 2020, beginning at 9 a.m. EDT / 3 p.m. CET on 5 November 2020. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10148774.

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

*
*  *

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q4 Results: Thursday 4 February 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (four to be delivered), 26 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Regulated information Thursday 5 November 2020 – 8.00 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	September 30, 2020	December 31, 2019
ASSETS

Non-current assets
Vessels	2,919,849	3,177,262
Assets under construction	130,580	—
Right-of-use assets	37,488	58,908
Other tangible assets	1,944	2,265
Intangible assets	184	39
Receivables	60,471	71,083
Investments in equity accounted investees	61,508	50,322
Deferred tax assets	1,772	2,715

Total non-current assets	3,213,796	3,362,594

Current assets
Bunker inventory	92,993	183,382
Non-current assets held for sale	—	12,705
Trade and other receivables	277,906	308,987
Current tax assets	113	221
Cash and cash equivalents	161,600	296,954

Total current assets	532,612	802,249

TOTAL ASSETS	3,746,408	4,164,843

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	565	299
Hedging reserve	(7,543)	(4,583)
Treasury shares	(145,615)	(45,616)
Retained earnings	617,046	420,058

Equity attributable to owners of the Company	2,406,150	2,311,855

Non-current liabilities
Bank loans	742,279	1,173,944
Other notes	198,142	198,571
Other borrowings	95,247	107,978
Lease liabilities	17,854	43,161
Other payables	6,847	3,809
Employee benefits	7,268	8,094
Provisions	1,209	1,381

Total non-current liabilities	1,068,846	1,536,938

Current liabilities
Trade and other payables	77,153	94,408
Current tax liabilities	739	49
Bank loans	80,542	49,507
Other borrowings	78,391	139,235
Lease liabilities	34,269	32,463
Provisions	318	388

Total current liabilities	271,412	316,050

TOTAL EQUITY and LIABILITIES	3,746,408	4,164,843

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2020	2019
	Jan. 1 - Sep. 30, 2020	Jan. 1 - Sep. 30, 2019
Shipping income
Revenue	1,092,310	577,223
Gains on disposal of vessels/other tangible assets	22,728	14,862
Other operating income	7,852	4,579
Total shipping income	1,122,890	596,664

Operating expenses
Voyage expenses and commissions	(98,492)	(109,801)
Vessel operating expenses	(157,930)	(158,324)
Charter hire expenses	(7,250)	—
Loss on disposal of vessels/other tangible assets	—	(75)
Depreciation tangible assets	(241,842)	(253,096)
Depreciation intangible assets	(61)	(48)
General and administrative expenses	(47,084)	(51,348)
Total operating expenses	(552,659)	(572,692)

RESULT FROM OPERATING ACTIVITIES	570,231	23,972

Finance income	15,182	14,265
Finance expenses	(68,104)	(92,589)
Net finance expenses	(52,922)	(78,324)

Share of profit (loss) of equity accounted investees (net of income tax)	15,658	11,820

PROFIT (LOSS) BEFORE INCOME TAX	532,967	(42,532)

Income tax benefit (expense)	(1,525)	599

PROFIT (LOSS) FOR THE PERIOD	531,442	(41,933)

Attributable to:
Owners of the company	531,442	(41,933)

Basic earnings per share	2.50	(0.19)
Diluted earnings per share	2.50	(0.19)

Weighted average number of shares (basic)	212,477,203	216,349,544
Weighted average number of shares (diluted)	212,489,772	216,349,544

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2020	2019
	Jan. 1 - Sep. 30, 2020	Jan. 1 - Sep. 30, 2019

Profit/(loss) for the period	531,442	(41,933)

Other comprehensive income (expense), net of tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	266	(236)
Cash flow hedges - effective portion of changes in fair value	(2,960)	(2,661)
Equity-accounted investees - share of other comprehensive income	(328)	(992)

Other comprehensive income (expense), net of tax	(3,022)	(3,889)

Total comprehensive income (expense) for the period	528,420	(45,822)

Attributable to:
Owners of the company	528,420	(45,822)

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 *	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	—	—	—	—	—	(41,933)	(41,933)
Total other comprehensive income (expense)	—	—	(236)	(2,661)	—	(992)	(3,889)
Total comprehensive income (expense)	—	—	(236)	(2,661)	—	(42,925)	(45,822)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(26,200)	(26,200)
Treasury shares acquired	—	—	—	—	(30,965)	—	(30,965)
Total transactions with owners	—	—	—	—	(30,965)	(26,200)	(57,165)

Balance at September 30, 2019	239,148	1,702,549	175	(5,359)	(45,616)	266,639	2,157,536

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	531,442	531,442
Total other comprehensive income (expense)	—	—	266	(2,960)	—	(328)	(3,022)
Total comprehensive income (expense)	—	—	266	(2,960)	—	531,114	528,420

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(334,126)	(334,126)
Treasury shares acquired	—	—	—	—	(99,999)	—	(99,999)
Total transactions with owners	—	—	—	—	(99,999)	(334,126)	(434,125)

Balance at September 30, 2020	239,148	1,702,549	565	(7,543)	(145,615)	617,046	2,406,150

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)
	2020	2019
	Jan. 1 - Sep. 30, 2020	Jan. 1 - Sep. 30, 2019
Cash flows from operating activities
Profit (loss) for the period	531,442	(41,933)

Adjustments for:	257,723	304,710
Depreciation of tangible assets	241,842	253,096
Depreciation of intangible assets	61	48
Provisions	(241)	449
Income tax (benefits)/expenses	1,525	(599)
Share of profit of equity-accounted investees, net of tax	(15,658)	(11,820)
Net finance expense	52,922	78,323
(Gain)/loss on disposal of assets	(22,728)	(14,787)

Changes in working capital requirements	101,247	(151,481)
Change in cash guarantees	(45)	11
Change in inventory	90,388	(222,209)
Change in receivables from contracts with customers	21,883	(7,487)
Change in accrued income	16,236	2,749
Change in deferred charges	(2,439)	26,735
Change in other receivables	(4,796)	39,877
Change in trade payables	2,024	5,401
Change in accrued payroll	(486)	(2,741)
Change in accrued expenses	(17,495)	(2,814)
Change in deferred income	(4,259)	6,834
Change in other payables	1,072	2,156
Change in provisions for employee benefits	(836)	7

Income taxes paid during the period	217	167
Interest paid	(49,563)	(74,806)
Interest received	3,341	5,175
Dividends received from equity-accounted investees	4,144	11,100

Net cash from (used in) operating activities	848,551	52,932

Acquisition of vessels and vessels under construction	(134,914)	(3,849)
Proceeds from the sale of vessels	78,075	86,235
Acquisition of other tangible assets	(262)	(720)
Acquisition of intangible assets	(206)	(14)
Proceeds from the sale of other (in)tangible assets	—	13
Loans from (to) related parties	9,171	3,950
Lease payments received from finance leases	1,327	930

Net cash from (used in) investing activities	(46,809)	86,545

(Purchase of) Proceeds from sale of treasury shares	(99,998)	(30,965)
Proceeds from new borrowings	677,404	1,039,965
Repayment of borrowings	(842,489)	(1,091,643)
Repayment of lease liabilities	(24,176)	(22,465)
Repayment of commercial paper	(298,905)	—
Repayment of sale and leaseback	(12,254)	—
Transaction costs related to issue of loans and borrowings	(8,083)	(9,721)
Dividends paid	(333,691)	(13,022)

Net cash from (used in) financing activities	(942,192)	(127,851)

Net increase (decrease) in cash and cash equivalents	(140,450)	11,626

Net cash and cash equivalents at the beginning of the period	296,954	173,133
Effect of changes in exchange rates	5,096	(1,028)

Net cash and cash equivalents at the end of the period	161,600	183,731

of which restricted cash	—	—